# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D.R. Horton, Inc., CIK 0000882184
CUSIP: 23331A109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1341 Horton Circle, Arlington, Texas (TX), 76011
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-035723
Filed by CIK 0001825861

## Reporting persons
- Horton Family Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 14,606,627; sole dispositive power 0; shared dispositive power 14,606,627; aggregate amount beneficially owned 14,606,627 (5.2% of the class)
  Comment: The calculation of the percentage in row (11) is based on 280,730,194 shares of Common Stock outstanding as of June 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on July 23, 2026.
- Horton Family GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 14,606,627; sole dispositive power 0; shared dispositive power 14,606,627; aggregate amount beneficially owned 14,606,627 (5.2% of the class)
  Comment: The aggregate amount in row (9) consists of 14,606,627 shares held of record by Horton Family Limited Partnership.
  The calculation of the percentage in row (11) is based on 280,730,194 shares of Common Stock outstanding as of June 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on July 23, 2026.
- Horton Family Limited Partnership II: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 3,032,838; sole dispositive power 0; shared dispositive power 3,032,838; aggregate amount beneficially owned 3,032,838 (1.08% of the class)
  Comment: The calculation of the percentage in row (11) is based on 280,730,194 shares of Common Stock outstanding as of June 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on July 23, 2026.
- Double R GP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 3,032,838; sole dispositive power 0; shared dispositive power 3,032,838; aggregate amount beneficially owned 3,032,838 (1.08% of the class)
  Comment: The aggregate amount in row (9) consists of 3,032,838 shares held of record by Horton Family Limited Partnership II.
  The calculation of the percentage in row (11) is based on 280,730,194 shares of Common Stock outstanding as of June 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on July 23, 2026.
- Donald Ryan Horton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 4,052,594; shared voting power 18,839,630; sole dispositive power 4,052,594; shared dispositive power 18,839,630; aggregate amount beneficially owned 22,892,224 (8.15% of the class)
  Comment: The aggregate amount in row (9) consists of (i) 14,606,627 shares held of record by Horton Family Limited Partnership, (ii) 3,032,838 shares held of record by Horton Family Limited Partnership II, (iii) 2,794,439 shares held of record by Sea Mint Pond, L.P., (iv) 600,180 shares held in trusts for the benefit of his children and the children of Douglas Reagan Horton, for which Mr. Horton serves as trustee, (v) 657,975 shares held in trust for his benefit, for which he serves as trustee, and (vi) 1,200,165 shares held in trust for the benefit of Martha Elizabeth Horton, for which Mr. Horton serves as co-trustee. Mr. Horton disclaims beneficial ownership with respect to any shares of Common Stock not owned of record by him.
  The calculation of the percentage in row (11) is based on 280,730,194 shares of Common Stock outstanding as of June 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on July 23, 2026.
- Douglas Reagan Horton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 3,966,855; shared voting power 18,839,630; sole dispositive power 3,966,855; shared dispositive power 18,839,630; aggregate amount beneficially owned 22,806,485 (8.12% of the class)
  Comment: The aggregate amount in row (9) consists of (i) 14,606,627 shares held of record by Horton Family Limited Partnership, (ii) 3,032,838 shares held of record by Horton Family Limited Partnership II, (iii) 361,892 shares held of record by RM Horton, Ltd, (iv) 2,407,045 shares held of record by Alta Drive, Ltd., (v) 541,689 shares held in trusts for the benefit of his children and the children of Donald Ryan Horton, for which Mr. Horton serves as trustee, (vi) 656,229 shares held in trusts for his benefit, for which he serves as trustee, and (vii) 1,200,165 shares held in trust for the benefit of Martha Elizabeth Horton, for which Mr. Horton serves as co-trustee. Mr. Horton disclaims beneficial ownership with respect to any shares of Common Stock not owned of record by him.
  The calculation of the percentage in row (11) is based on 280,730,194 shares of Common Stock outstanding as of June 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 filed with the Securities and Exchange Commission on July 23, 2026.

## Item 1. Issuer
Name of issuer: D.R. Horton, Inc.
Address of issuer's principal executive offices: 1341 Horton Circle Arlington, TX 76011

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Horton Family Limited Partnership

(ii) Horton Family GP, L.L.C.

(iii) Horton Family Limited Partnership II

(iv) Double R GP, L.L.C.

(v) Donald Ryan Horton

(vi) Douglas Reagan Horton

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2021, a copy of which is filed herewith as Exhibit 1.
Address of principal business office or, if none, residence:
1501 Alta Drive
Fort Worth, TX 76107
Citizenship: Each of Horton Family Limited Partnership, Horton Family GP, L.L.C., Horton Family Limited Partnership II and Double R GP, L.L.C. is organized under the laws of the State of Texas. Donald Ryan Horton and Douglas Reagan Horton are each U.S. citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page. Horton Family Limited Partnership directly holds 14,606,627 shares of Common Stock. Horton Family GP, L.L.C., as the general partner of Horton Family Limited Partnership, may be deemed to beneficially own the shares held directly by Horton Family Limited Partnership. Horton Family GP, L.L.C. is a manager-managed limited liability company. Each of Donald Ryan Horton and Douglas Reagan Horton are managers of Horton Family GP, L.L.C. and may be deemed to beneficially own, and to share voting and dispositive power over, the shares held directly by Horton Family Limited Partnership.

Horton Family Limited Partnership II directly holds 3,032,838 shares of Common Stock. Double R GP, L.L.C., as the general partner of Horton Family Limited Partnership II, may be deemed to beneficially own the shares held directly by Horton Family Limited Partnership II. Double R GP, L.L.C. is a manager-managed limited liability company. Each of Donald Ryan Horton and Douglas Reagan Horton are managers of Double R GP, L.L.C. and may be deemed to beneficially own, and to share voting and dispositive power over, the shares held directly by Horton Family Limited Partnership II.

Donald Ryan Horton serves as trustee of the Ryan Horton Revocable Trust, which is the sole member of Sea Mint GP, L.L.C., which is the general partner of Sea Mint Pond, L.P., the holder of record of 2,794,439 shares of Common Stock. As a result, Mr. Horton may be deemed to beneficially own, and to possess sole voting and dispositive power over, the shares of Common Stock held directly by Sea Mint Pond, L.P. Mr. Horton also serves as trustee for a total of 600,180 shares of Common Stock held in trusts for the benefit of his children and the children of Douglas Reagan Horton and for 657,975 shares of Common Stock held in trust for his benefit, and therefore may be deemed to beneficially own, and to possess sole voting and dispositive power over, such shares. In addition, Mr. Horton serves as co-trustee for 1,200,165 shares of Common Stock held in trust for the benefit of Martha Elizabeth Horton and therefore may be deemed to beneficially own, and to share voting and dispositive power over, such shares.

Douglas Reagan Horton serves as trustee of the Reagan Horton Revocable Trust, which is the sole member of RayRay LLC, which is the general partner of Alta Drive, Ltd., the holder of record of 2,407,045 shares of Common Stock. As a result, Mr. Horton may be deemed to beneficially own, and to possess sole voting and dispositive power over, the shares of Common Stock held directly by Alta Drive, Ltd. Mr. Horton and his spouse are the managers of RMDM Management, L.L.C., which is the general partner of RM Horton, Ltd., the holder of record of 361,892 shares of Common Stock. As a result, Mr. Horton may be deemed to beneficially own, and to possess shared voting and dispositive power over, the shares of Common Stock held directly by RM Horton, Ltd. Mr. Horton also serves as trustee for a total of 541,689 shares of Common Stock held in trusts for the benefit of his children and the children of Donald Ryan Horton, and for 656,229 shares of Common Stock held in trust for his benefit, and therefore may be deemed to beneficially own, and to possess sole voting and dispositive power over, such shares. In addition, Mr. Horton serves as co-trustee for 1,200,165 shares of Common Stock held in trust for the benefit of Martha Elizabeth Horton and therefore may be deemed to beneficially own, and to share voting and dispositive power over, such shares.

Each of Donald Ryan Horton and Douglas Reagan Horton disclaim beneficial ownership with respect to any shares of Common Stock not owned of record by such reporting person.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Stock listed on such Reporting Person's cover page.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement, dated February 16, 2021, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on February 16, 2021).

## Signatures
- Horton Family Limited Partnership: /s/ Donald Ryan Horton, Donald Ryan Horton/Manager of Horton Family GP, L.L.C., Horton Family Limited Partnership's general partner (08/10/2026)
- Horton Family Limited Partnership: /s/ Douglas Reagan Horton, Douglas Reagan Horton/Manager of Horton Family GP, L.L.C., Horton Family Limited Partnership's general partner (08/10/2026)
- Horton Family GP, L.L.C.: /s/ Donald Ryan Horton, Donald Ryan Horton/Manager (08/10/2026)
- Horton Family GP, L.L.C.: /s/ Douglas Reagan Horton, Douglas Reagan Horton/Manager (08/10/2026)
- Horton Family Limited Partnership II: /s/ Donald Ryan Horton, Donald Ryan Horton/Manager of Double R GP, L.L.C., Horton Family Limited Partnership II's general partner (08/10/2026)
- Horton Family Limited Partnership II: /s/ Douglas Reagan Horton, Douglas Reagan Horton/Manager of Double R GP, L.L.C., Horton Family Limited Partnership II's general partner (08/10/2026)
- Double R GP, L.L.C.: /s/ Donald Ryan Horton, Donald Ryan Horton/Manager (08/10/2026)
- Double R GP, L.L.C.: /s/ Douglas Reagan Horton, Douglas Reagan Horton/Manager (08/10/2026)
- Donald Ryan Horton: /s/ Donald Ryan Horton, Donald Ryan Horton (08/10/2026)
- Douglas Reagan Horton: /s/ Douglas Reagan Horton, Douglas Reagan Horton (08/10/2026)